
LIQUOR
DEPOT

LIQUOR
WORLD

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership


06013921


SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH, D.C. 160 SECTION

May 17, 2006

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

SUPPL

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News Release, dated May 12, 2006
2. News Release, dated May 15, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact the undersigned at (780) 917-4189 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

Danielle Thorkelsson, CA
Finance Manager

Encl.

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999


LIQUOR
DEPOT

LIQUOR
WORLD

COPY

LIQUOR STORES GP INC.

General Partner of Liquor Stores Limited Partnership


SEC MAIL PROCESSING
RECEIVED
MAY 30 2006
WASH. D.C.
160
SECTION

May 17, 2006

VIA CANADA POST

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
USA

Attention: Filing Desk

Re: Liquor Stores Income Fund, Submissions Pursuant to Rule 12g3-2(b), File No. 82-34937

Dear Sir/Madam:

On behalf of Liquor Stores Income Fund (the "Fund"), and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Fund's:

1. News Release, dated May 12, 2006
2. News Release, dated May 15, 2006

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to me in the enclosed self-addressed, stamped envelope.

Please contact the undersigned at (780) 917-4189 if you have any questions about the contents of this letter.

Yours truly,

LIQUOR STORES GP INC.
Administrator of Liquor Stores Income Fund

Danielle Thorkelsson, CA
Finance Manager

Encl.

Suite #1120, 10235 - 101 Street, Edmonton, Alberta T5J 3G1 • Telephone: (780) 944-9994 • Fax: (780) 702-1999

May 12, 2006

Attention Business/Financial Editors:

Liquor Stores Income Fund Reports 2006 First Quarter Results:

EDMONTON, May 12/CNW - Liquor Stores Income Fund (the "Fund") (TSX: LIQ.UN) announced its results for the three months ended March 31, 2006. The Fund reported sales of $38.0 million compared to $26.8 million in 2005. Same store sales increased by 0.8 % to $25.0 million from $24.8 million in the first quarter of 2005. Same store sales for the four months ended April 30, 2006 increased to $35.5 million, or 3.8%, from $34.2 million last year. Sales and earnings are affected by the timing of festive occasions with Easter being in April in 2006 and in March in 2005.

For the quarter ended March 31, 2006, earnings before non-controlling interest, were $1.1 million or $0.10 per weighted average unit outstanding, and net earnings were $0.7 million or $0.10 per weighted average unit outstanding. As in the first quarter of 2005, distributable cash for the quarter was $0.14 per unit. Distributions declared during the quarter were $0.30 per unit.

Operating margin as a percentage of sales for the quarter ended March 31, 2006 was 5.00% compared to 5.27% for the quarter last year. In 2005 Easter fell into the first quarter.

Irv Kipnes, President and Chief Executive Officer of Liquor Stores GP Inc. stated, "We are extremely pleased with the performance of the Fund in the first quarter of 2006 related to sales, earnings, acquisitions and new store development. We are expecting continued sales and earnings growth in 2006 as a result of the 22 acquisitions in 2005 and 3 new stores opened in 2005.

Our acquisition and new store development program will see 13 stores added to our group by the end of the second quarter of 2006. To date in 2006, we have opened 4 new stores, have 4 new stores under construction and have agreed to acquire 5 new stores. All of the growth from new store development and acquisition results from transactions with third parties, and the accretion in value from this growth continues to accrue to the benefit of the Fund's Unitholders."

On January 10, 2006, the Fund increased monthly distributions from $0.08958 per unit ($1.075 annually) to $0.10 per unit ($1.20 annually) commencing with the distribution paid on February 15, 2006 to Unitholders of record on January 31, 2006. The increase in Unitholder distributions is due to the continued strong financial performance of the Fund.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian income fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership. Liquor Stores Income Fund is Canada's largest operator of private liquor stores by number of stores. The Fund currently operates 80 stores, 5 of which are located in British Columbia.

The Fund Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

For further information, please contact:

Irv Kipnes	Patrick de Grace, CA
Chief Executive Officer	Chief Financial Officer
Liquor Stores GP Inc.	Liquor Stores GP Inc.
(780) 944-9994 ext 6	(780) 917-4179

NON-GAAP MEASURES

References to "EBITDA" are to earnings before interest, income taxes, depreciation and amortization and references to "distributable cash" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund. Management believes that, in addition to income or loss, EBITDA and cash available for distribution before debt service, changes in working capital, capital expenditures and income taxes are useful supplemental measures of performance. Specifically, management believes that EBITDA is the appropriate measure from which to make adjustments to determine the distributable cash of the Fund. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Fund Units, management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in the Fund.

EBITDA and distributable cash are not earnings measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Investors are cautioned that EBITDA and distributable cash should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's methods of calculating EBITDA and distributable cash may differ from the methods used by other issuers. Therefore, the Fund's EBITDA and distributable cash may not be comparable to similar measures presented by other issuers.

Operating margin for purposes of disclosure under "Operating Results" have been derived by adding interest expense, income tax expense, amortization of property and equipment, intangibles and pre-opening costs and non-controlling interest to net earnings for the period.

Operating margin as so calculated is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Investors are cautioned that operating margin as so calculated should not replace net income or loss (as determined in accordance with GAAP) as an indicator of the Fund's performance, of its cash flows from operating, investing and financing activities or as a measure of its liquidity and cash flows. The Fund's method of calculating operating margin as so calculated may differ from the methods used by other issuers. Therefore, the Fund's operating margin as so calculated may not be comparable to similar measures presented by other issuers.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or Liquor Stores LP. You can identify many of these statements by looking for words such as

"believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this press release. There can be no assurance that such expectations will prove to be correct.

Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under "Risk Factors".

The information contained in this press release, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and Liquor Stores LP. See also the Fund's Annual Information Form and other documents the Fund files with Canadian securities regulatory authorities for further detail, copies of which are available from the Fund directly, or on its website, www.liquorstoresincomefund.ca, or on the SEDAR website at www.sedar.com .

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this press release is made as of the date of this press release and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTSOF OPERATIONS

This management's discussion and analysis ("MD&A") should be read in conjunction with the interim consolidated financial statements and accompanying notes ("Financial Statements") of Liquor Stores Income Fund (the "Fund") for the three months ended March 31, 2006. Results are reported in Canadian dollars unless otherwise stated and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Certain dollar amounts have been rounded to the nearest hundred thousand dollars or thousand dollars. References to notes are to the notes to the Financial Statements of the Fund unless otherwise stated.

Throughout this MD&A references are made to "EBITDA", "distributable cash", "operating margin", and other "Non-GAAP Measures". A description of these measures and their limitations are discussed below under "Non-GAAP Measures".

This MD&A is dated May 12, 2006.

OVERVIEW OF THE FUND

Issuance of Fund Units Development of the Business

The Fund is an unincorporated open ended, limited purpose trust established under the laws of the Province of Alberta pursuant to a Declaration of Trust dated August 10, 2004. The Units of the Fund trade on the Toronto Stock Exchange under the symbol LIQ.UN.

The Fund commenced business operations on September 28, 2004, when it completed an initial public offering (the "IPO") of 4,300,000 Fund Units, at a price of $10 per unit. Net proceeds of the issue after costs were $37,814,172.

On March 2, 2005, the Fund completed a private placement of 1,830,000 Fund Units at $16.40 per unit for proceeds, after the cost of the issue, of $28,679,064.

On March 15, 2006, the Fund and certain members of the Vendor Group (the "Selling Unitholders") completed a new issue and secondary offering of 2,427,132 Units. The Fund issued 1,600,000 Units from treasury for net proceeds of $30,549,275 and the Selling Unitholders sold 827,132 Exchangeable Units.

The Fund used the proceeds from the IPO to acquire a 50.6% indirect interest in Liquor Stores Limited Partnership ("Liquor Stores LP"). In turn, Liquor Stores LP used the proceeds, its credit facilities as well as Subordinated and Exchangeable LP Units to acquire the net assets of The Liquor Depot Corporation ("Liquor Depot") and Liquor World Group Inc. ("Liquor World") and other wholly owned subsidiaries or companies that were under common control (collectively, the "Vendors").

The proceeds of the March 2, 2005 private placement were used to increase the Fund's interest in Liquor Stores LP to 59.34%. Liquor Stores LP used the funds to temporarily repay bank indebtedness, acquire 22 retail liquor stores, open 3 new stores and for general corporate purposes.

From the net proceeds of the March 15, 2006 new issue the Fund indirectly repaid bank indebtedness of $28,352,939. The balance of the net proceeds, together with the Fund's credit facilities, is available to take advantage of acquisition opportunities to develop and open new stores and for general corporate purposes.

As a result of the foregoing issues of Fund Units the Fund, at March 31, 2006, had a 72.26% indirect interest in Liquor Stores LP while the Vendors retained a 27.74% interest in Liquor Stores LP. The following table summarizes the costs for acquisitions and development of stores since inception to March 31, 2006:

May 2006

Liquor Stores Income Fund Announces May Cash Distribution

EDMONTON, Alberta, May 15, 2006 – Liquor Stores Income Fund (the "Fund") (TSX:"LIQ.UN") announced today a cash distribution of $0.10 per trust unit for the month of May 2006. The distribution will be paid on June 15, 2006 to holders of record of trust units on May 31, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

About Liquor Stores Income Fund

The Fund is a publicly traded Canadian Income Fund that participates in the retail liquor industry in Alberta and British Columbia through its 72.3% interest in Liquor Stores Limited Partnership ("Liquor Stores LP").

Liquor Stores Income Fund is Western Canada's largest operator of private liquor stores by number of stores. The fund currently operates 80 stores, 5 of which are located in British Columbia.

The Fund's Units trade on the Toronto Stock Exchange under the symbol LIQ.UN.

Additional information about Liquor Stores Income Fund is available at www.sedar.com and the Fund's website at www.liquorstoresincomefund.ca.

- 30 -

For further information, please contact:

Irv Kipnes
Chief Executive Officer
Liquor Stores GP Inc.
(780) 944-9994 ext. 6

Patrick de Grace
Chief Financial Officer
Liquor Stores GP Inc.
(780) 917-4179